December 1, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: China Soar Information Technology, Inc.

Registration Statement of Form S-1/A No. 2

Filed December 1, 2015

File No. 333-206754

To the men and women of the SEC:

On behalf of China Soar Information Technology, Inc. (“we”, “us”, or the “Company”), are informing Staff that we inadvertently did not attach Exhibit 5.1, attorney opinion letter to our registration statement, amendment No. 2 filed on December 1, 2015. Accordingly, we have amended the registration statement to include the aforementioned exhibit. No other changes or revisions were made to the amended registration statement.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 1, 2015

/s/ Mu Chun Lin

Mu Chun Lin

President & CEO